Exhibit (a)(2)
200 East Randolph Drive
Chicago, IL 60601

May 28, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) to caution you about a tender offer being made for your shares.

As you may be aware, certain entities affiliated with MacKenzie Capital Management, LP (“MCM”) have made an unsolicited tender offer (the “MCM Offer”) to holders of the Company’s Class M common stock, to purchase up to 500,000 shares at a price of $8.25 per share. This price is significantly below the current net asset value (“NAV”) per share (which was $10.35, as of May 21, 2014) and also well below what the Board believes to be the potential long-term value of the shares. You may have already received materials from MCM about its offer and may also have seen that information on a Schedule TO filed by MCM with the SEC on May 28, 2014.

The Board has carefully evaluated the terms of the MCM Offer and believes that:

•	The price offered substantially undervalues both the current and potential long-term value of the shares;

•	It attempts to get current stockholders to accept a low price for their shares; and

•	MCM intends to make a profit from this below-market tender offer.
The Board, taking into consideration the factors below, unanimously recommends that you reject the Offer and not tender your shares. However, each stockholder must evaluate whether to tender its shares to MCM and the Board recognizes that an individual stockholder may have liquidity needs that cannot be met in other ways that factor into his or her consideration as to whether to accept the MCM Offer. If you want to retain your shares, no action on your part is necessary.
The Company is required by the Securities Exchange Act of 1934 and the rules and regulations under it to inform you of its position with respect to the MCM Offer. In reaching its conclusion, the Board: (1) consulted with LaSalle Investment Management, Inc., the Company’s advisor (2) reviewed the terms and conditions of the MCM Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business and financial condition; and (5) considered the fact that MCM regularly engages in below market tender offers. The following are the material factors contributing to the Board’s decision to recommend that you reject the MCM Offer:

(i)
MCM’s Motive is to Make Money for Themselves. MCM states that its offer is being made “for investment purposes and with the intention of making a profit from the ownership of the shares” and that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. MCM acknowledges that the offer price was established based on MCM’s objectives and not necessarily in the best financial interest of you and the other Company stockholders.

(ii)
MCM’s Offer Price is Arbitrary. Although MCM acknowledges that it has not made an independent appraisal of the shares or the Company’s properties and that it is not qualified to appraise real estate, MCM explains that it has arrived at the $8.25 per share offer price by applying a liquidity discount to its calculation of the estimated liquidation value of the Company, and that it expects to make “a profit by holding on to the shares….” MCM provides no analysis with respect to how it arrived at a 20% “liquidity discount” to the current NAV per share.

(iii)
The Company’s Sponsor and Advisor have Confidence in NAV. On August 8, 2012, affiliates of both Jones Lang LaSalle Incorporated and the advisor invested $50 million in the Company at the then-current NAV of $9.76 per share which they believe represented a true and accurate valuation of the shares at that time.

(iv)
The Company Conducted its Own Tender Offer at NAV. On September 13, 2012, the Company completed its own tender offer in which it acquired shares at $9.76 per Share for a total repurchase of $26.9 million. Stockholders who tendered shares in MCM’s previous offers did so at price between $1.73 and $6.00 per share, which was a substantial discount to the Company’s tender offer price. MCM tendered all of the shares it had previously accumulated in response to the Company’s tender offer.

(v)
The Company has repurchased shares under its Share Repurchase Plan at NAV. The Company has a share repurchase plan that allows stockholders to have their shares repurchased at a price equal to the current NAV per share, subject to certain limitations, including the satisfaction of a one-year holding period. As of March 31, 2014, the Company had honored all repurchase requests that met the one-year holding period and has repurchased over 90,000 shares. MCM sees an opportunity to acquire shares at a large discount to current NAV believing they will get liquidity through the share repurchase plan and profit on the transaction.

(vi)
The Company has Been Paying Distributions. In keeping with its intent to provide current returns to stockholders, the Company has paid or declared ten consecutive quarterly dividend distributions. On May 6, 2014, the Company declared a distribution of $0.11 per share to stockholders of record as of June 27, 2014, payable on August 1, 2014. If you tender your shares to MCM in this offer they will receive your dividends.

(vii)
MCM’s Offer is 20% Below Current NAV. This is MCM’s sixth tender offer, each of which has been significantly below the NAV per share estimated by the Company, and each time the Board has recommended that you reject their offer. MCM continues to raise its offer price, almost 470% since its first tender, indicating it continues to see increasing value in the shares. MCM’s offer of $8.25 per Share is 20% below the May 21, 2014 Class M NAV per share of $10.35 (which is based on the fair value of the Company’s assets less its outstanding liabilities).

There can be no assurance as to the actual long term value of the shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements.” In addition, there can be no assurance that stockholders will be able to have their shares repurchased at the time of their choosing following the satisfaction of the one-year holding period, due to the limitation on the amount of shares of all classes of common stock that can be repurchased in any given quarter and the other limitations of the share repurchase plan. However, based on the information currently available to it, the Board believes the MCM Offer price could result in stockholders receiving much less for their shares than they otherwise might over time.
The Board understands that you must make your own decision whether to tender or refrain from tendering your shares. The Board suggests you carefully consider all aspects of the MCM Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the MCM Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on May 28, 2014, and consult with your own financial, tax and other advisors. Again, no action is required on your part unless you are interested in selling your shares.
Should you have any questions or need further information about your options, please feel free to contact Jones Lang LaSalle Income Property Trust, Inc., 200 East Randolph Drive, Chicago, IL 60601, by telephone at (855) 652-0277, or via email at JLLIPT@LaSalle.com, attention: Stockholder Services.

Sincerely,

/s/ C. Allan Swaringen
C. Allan Swaringen
President and Chief Executive Officer
Jones Lang LaSalle Income Property Trust, Inc.

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